02046909

RECEIVED JUL 25 2002 155 SEC MAIL PROCESSING SECTION WASH. D.C.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

P.E. 7/1/02

For the month of July, 2002

PROCESSED JUL 30 2002 THOMSON FINANCIAL

RIO NARCEA GOLD MINES, LTD.

(Translation of registrant's name into English)

Avda. del Llaniello, 13- Bajo, 33860 Salas, Asturias, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO NARCEA GOLD MINES, LTD.
(Registrant)

Date: July 16, 2002

By: ____________
[Print] Name: John H. Craig
Title: Corporate Secretary

KAK/RioNarceaGoldMines,Ltd./BlueSky/Form6K

Rio Narcea Gold Mines, Ltd

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

July 16, 2002 Trading Symbol: TSX: RNG

RIO NARCEA SPECIAL WARRANT UPDATE

Toronto – Rio Narcea Gold Mines, Ltd. announced today that it will be delayed in obtaining a receipt for a final prospectus qualifying the common shares issuable upon the exercise of the previously issued 9 million special warrants. The special warrants, which were issued on March 21, 2002 at a price of Cdn$0.80 per special warrant, included a provision that, if the Company did not obtain a receipt for a final prospectus on or before July 19, 2002, the holders of the special warrants would be entitled to receive 1.1 common shares in lieu of 1 common share upon conversion of each special warrant. Alternatively, the special warrantholders may elect to retract at the issue price of Cdn.$0.80 that number of special warrants that is equal to the escrowed portion of the proceeds of Cdn$3,200,000 plus accrued interest divided by the issue price.

As part of the United States Securities and Exchange Commission's review of the Company's U.S. 20F registration statement, the SEC has provided a number of comments to Rio Narcea, primarily in relation to the U.S. GAAP reconciliation note to the Company's historical audited financial statements, which may result in a restatement of such financial statements.

Although the Company is diligently endeavouring together with its newly appointed auditors, Ernst & Young LLP, to respond to these comments, they will not be resolved in time to allow the Company to file and obtain a receipt for a final prospectus with the Ontario Securities Commission prior to the July 19 deadline. Rio Narcea's former auditor, Arthur Andersen LLP, is no longer engaged in the practice of public accounting which has contributed to the delay.

Rio Narcea's shares are currently trading in the $1.65 to $1.70 range and should all special warrantholders elect to receive 1.1 common shares upon conversion of each special warrant, an additional 900,000 common shares will be issued from treasury for a total to be issued of 9,900,000 common shares.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and advancing the development of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.